July 22, 2025

Benjamin W. Jaenicke
Executive Vice President - Chief Financial Officer and Treasurer
CBL & Associates Properties, Inc.
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421-6000

       Re: CBL & Associates Properties, Inc.
           Form 10-K for the year ended December 31, 2024
           File No. 001-12494
Dear Benjamin W. Jaenicke:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction